

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2021

Ron Shelton
Chief Financial Officer
Parabellum Acquisition Corp.
3811 Turtle Creek Blvd
Suite 2125
Dallas, TX 75219

> **Re: Parabellum Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 21, 2021**
> **File No. 333-254763**

Dear Mr. Shelton:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-1 Filed on May 21, 2021

Note 9. Subsequent Events, page F-15

1. We note that the auditor's report on page F-2 includes a dual-date of May 21, 2021 for the discussions regarding accounting for warrants in Notes 2 and 8 and subsequent events in Note 9. In this regard, please address the following:
    *   It appears that your subsequent events footnote has not been revised to include any disclosures regarding your accounting for warrants. Please revise your disclosures to correct this inconsistency; and
    *   The dual date of May 21, 2021 appears to represent the revised date that your financial statements were issued. Please revise your subsequent events footnote to reflect that management evaluated subsequent events through May 21, 2021 rather

than March 26, 2021.
Refer to ASC 855-10-25-1A, 855-10-50-4 and 855-10-S99-2.

You may contact Ernest Greene at 202-551-3733 or John Cash at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing